Exhibit 22
SUBSIDIARY GUARANTORS OF GUARANTEED SECURITIES

Listed below are subsidiaries serving as an issuer or guarantor, as applicable, for outstanding publicly held debt securities.

Company Name	Incorporation Location
ConocoPhillips	Delaware
ConocoPhillips Company	Delaware
Burlington Resources LLC	Delaware